Filed BY: MAPICS, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Frontstep, Inc.
Commission File No.: 0-19024

On November 25, 2002, MAPICS, Inc. sent to certain participants at the AeA High Tech Conference held on November 4, 2002 an update of a PowerPoint presentation about MAPICS that it had provided previously to those participants. The updated version included information related to the proposed merger of Frontstep, Inc. with a wholly owned subsidiary of MAPICS, which was announced previously on November 25, 2002. The updated presentation is being filed as Appendix A to this filing and is incorporated herein by reference.

Appendix A

Additional Information and Where to Find It

The proposed transaction with Frontstep, Inc. described herein will be submitted to MAPICS’ and Frontstep’s shareholders for their consideration, and MAPICS will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by MAPICS and Frontstep to solicit their respective shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Shareholders of MAPICS and Frontstep are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about MAPICS and Frontstep, at the SEC's Internet site(http://www.sec.gov).

Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Martin D. Avallone, MAPICS, Inc., 1000 Windward Parkway, Suite 100, Alpharetta, Georgia 30005 (678-319-8000).

Interests of Certain Persons in the Merger

MAPICS and Frontstep and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MAPICS and Frontstep in connection with the merger. Information regarding those participants is included in the proxy statements for MAPICS’ and Frontstep's most recent annual shareholders’ meetings, which are available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

Forward Looking Statements

Statements in this presentation or otherwise attributable to the Company regarding the Company’s business which are not historical facts, including those regarding benefits associated with the contemplated transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “committed,” “plans,” “leverage,” “potential,” “sustain,” “strategy,” “investing,” “expect,” “anticipate,” “believes” and similar expressions as well as statements regarding the expected amount of special charges and anticipated accretion are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Future events and actual results, financial or otherwise, could differ materially from those contained herein. Important factors that could cause the actual results to differ materially from the Company’s expectations include the ability of the parties to consummate the transaction, including obtaining acceptable financing and other approvals necessary, the ability of the parties to successfully manage and establish relationships with third parties, the ability of the parties to successfully and profitably integrate products and operations, competition in the market for business software in the manufacturing industry, as well as other factors set forth from time to time in the Company’s reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to revise or publicly update such forward-looking statements whether as result of new information or otherwise.